November 15, 2006



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attn.: 	Yolanda Crittendon, Staff Accountant
        Cicely LaMothe, Accounting Branch Chief

Re:     Empire Global Corp. (the "Company") - File No. 000-50045
        Letter dated June 27, 2006
        Form 10-KSB/A for Fiscal Year Ended December 31, 2005
        Filed May 16, 2006

Dear Ms. Crittendon and Ms. LaMothe:

Further to our telephone conversation, the following response clarifies our response question 1 of your letter dated August 25, 2006:


Form 10-KSB

Consolidated Statements of Stockholders Deficit, page F-4

1. We have considered your responses comment 1 and 4. If you have retroactively restated the opening balances to reflect the recapitalization and stock splits as represented in your response, it is unclear what adjustments for the reverse stock split and recapitalization represent in the fiscal year 2005 Statement of Stockholders' Deficit. Please advise.

Our response:

With regard to the merger of 501 Canada Inc. (the Canadian private operating company) with Empire Global Corp.'s wholly owned Canadian subsidiary, Empire Global Acquisition Corp., we have reflected 501 Canada Inc. as the survivor corporation's stockholders' deficit in the "Consolidated Statements of Stockholders' Deficit" as required under SFAS 141.

We refer to the exhibit listed below to show the adjustments of reverse stock split and recapitalization in the stockholders' deficit in the fiscal year 2005.


                                           Accumulated
            Number of Capital Additional         Other Accumulated        Total
               Shares   Stock    Paid-in Comprehensive             Stockholders'
                                 Capital        Income     Deficit       Equity

Balance, December 31,
2004       57,498,000 $   821 $  626,579  $    171,494  $(175,583)  $   623,311

Shares issued for
debt        2,088,720      21        -21             0          0             0

10 for 1 reverse stock split - June 30,
2005      (53,628,048)    (19)        19             0          0             0

Shares issued for
services    1,000,000      10        (10)            0          0             0

Shares issued for
debt          500,000       5         (5)            0          0             0

10 for 1 reverse stock split - September 30,
2005       (6,712,805)    (15)        15             0          0             0

Recapitalization from acquisition of 501 Canada
Inc.        6,240,000      67  2,593,545       (39,326)  (220,838)    2,333,448
Adjustments              (823)  (626,577)     (171,494)   175,583      (623,311)

Foreign currency translation
adjustment          0       3          0        14,442          0        14,445

Net loss            0       0          0             0   (630,818)     (630,818)

Balance, December 31,
2005        6,985,867 $    70 $2,593,545  $    (24,884) $(851,656) $  1,717,075



We also provide the following statement, in writing, as requested:

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     - the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for any assistance that you may be able to offer us in understanding and clarifying our disclosure requirements.

Yours very truly,




Ken Chu, Chairman and CEO

Cc.:    Eugene Aceti, SF Partnership, LLP
        Richard Anslow, Esq,